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[KOEPPEL TENER REAL ESTATE SERVICES, INC. LETTERHEAD]


Mr. Donald Haber                                                   May 17, 1996
Vice President
Lehman Brothers
American Express Tower
12th Floor
World Financial Center
New York, New York 10285

Reference:  Lakewood Apartments
            11000 Gatesden Drive
            Unincorporated Harris County, Texas

Dear Mr. Haber:

Pursuant to your request, we have completed an appraisal of the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property, as of March 25, 1996.

The subject property consists of 10.97 acres of land improved with a 256-unit apartment complex that was developed in 1980. The property contains one and two-bedroom floor plans situated within 18 residential buildings. The subject property contains approximately 227,280 square feet of net rentable living area, which suggests an average unit size of 888 square feet. Additional building and site improvements include an office/leasing building, fitness center/storage room building, laundry room, swimming pool, playground, concrete paved parking, concrete walkways, fencing and landscaping.

The scope of the appraisal included an inspection of the subject and extensive analysis of the economic factors affecting the subject property's competitive position in the influencing market. Primary emphasis was placed on the value derived within the Income Capitalization Approach with secondary support coming from the value derived within the Sales Comparison Approach. The analyses, opinions, assumptions and conclusions were prepared by the undersigned and are contained within the attached appraisal report.

This appraisal has been made in conformity with and is subject to the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation. In addition, this report has been prepared in compliance with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the appraisal reporting requirements of the Federal Home Loan Mortgage Corporation.

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Koeppel Tener Real Estate Services, Inc.
Appraisal Division



Mr. Donald Haber                                                   May 17, 1996
Lehman Brothers                                                          Page 2


Special attention must be given to the Appraisal Assumption and Limiting Conditions section of this report which further identify the scope and use of the appraisal.

Based upon the data, analyses and conclusions contained within this appraisal report, it is our opinion that the Market Value of the Fee Simple Estate of the subject property, as of March 25, 1996, is:


                   SIX MILLION EIGHT HUNDRED THOUSAND DOLLARS
                                  ($6,800,000)

Please call upon us for any questions you may have regarding the appraisal. It has been a pleasure to be of service to you.

Sincerely,

KOEPPEL TENER REAL ESTATE SERVICES, INC.


By: Steven J. Goldberg, MAI               By: John D. Grayson, MAI
    Senior Vice President                     Senior Appraiser



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Lakewood Apartments                                               May 17, 1996
Unincorporated Harris County, Texas                                     Page 1

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS

PROPERTY NAME:                Lakewood Apartments

LOCATION OF PROPERTY:         11000 Gatesden Drive
                              Unincorporated Harris County, Texas

PURPOSE OF THE APPRAISAL:     To estimate the Market Value of the subject
                              property

PROPERTY RIGHTS APPRAISED:    Fee Simple Estate

SITE DATA AND ZONING:         The subject is irregular in shape and contains
                              approximately 10.97 acres of land. As the subject property is situated within an unincorporated section of Harris County, no official zoning ordinance encumbers the subject.

IMPROVEMENT DATA:             The subject consists of 256 apartment units
                              totaling 227,280 square feet of net rentable area.
                              The structural improvements consist of 18 residential buildings, an office/leasing building and a fitness center/storage room building.
                              Exterior finish consists of painted wood siding and brick veneer with pitched roofs. Additional amenities include a laundry room, swimming pool, playground, concrete paved parking, concrete walkways, fencing and landscaping. The improvements were completed in 1980.

HIGHEST AND BEST USE
AS VACANT:                    To hold the site for future multifamily
                              residential development.

AS IMPROVED:                  Considered to be that of the existing
                              improvements.

TENANT DATA:                  Lakewood Apartments caters primarily to adults and
                              families employed in the surrounding area. Leases are typically signed for six to 12-month terms.
                              The subject is reportedly 90% occupied and 92% leased as of the date of appraisal.

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Lakewood Apartments                                               May 17, 1996
Unincorporated Harris County, Texas                                     Page 2

              SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

DATE OF VALUE ESTIMATE:              March 25, 1996

SUMMARY OF STABILIZED PRO FORMA:

                                         Totals       Per Unit
            Potential Gross Income    $1,640,419       $6,543
            Vacancy & Credit Loss         98,425          523
                                       ---------        -----
            Effective Gross Income    $1,541,994       $6,020
            Operating Expenses           863,214        3,591
                                       ---------        -----
            Net Operating Income      $  678,780       $2,429

VALUE CONCLUSIONS

The Cost Approach:                         N/A

The Income Capitalization Approach:        $6,800,000

The Sales Comparison Approach:             $6,700,000

Final Value Estimate:                      $6,800,000